Filed by Bank of Montreal
Pursuant to Rule 425 under the Securities Act of 1933
and deemed filed pursuant to Rule 14a-12 under the
Securities Exchange Act of 1934
Subject Company: Marshall & Ilsley Corporation
SEC Registration Statement No.: 333-172012
This filing, which includes a March 2011 investor presentation by Bank of Montreal, may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995 and comparable “safe harbour” provisions of applicable Canadian legislation, including, but not limited to, statements relating to anticipated financial and operating results, the companies’ plans, objectives, expectations and intentions, cost savings and other statements, including words such as “anticipate,” “believe,” “plan,” “estimate,” “expect,” “intend,” “will,” “should,” “may,” and other similar expressions. Such statements are based upon the current beliefs and expectations of our management and involve a number of significant risks and uncertainties. Actual results may differ materially from the results anticipated in these forward-looking statements. Such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; increased exposure to exchange rate fluctuations; and those other factors set out on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations. Additional factors that could cause BMO Financial Group’s and Marshall & Ilsley Corporation’s results to differ materially from those described in the forward-looking statements can be found in the 2010 Annual Report on Form 40-F for BMO Financial Group and the 2010 Annual Report on Form 10-K of Marshall & Ilsley Corporation filed with the Securities and Exchange Commission and available at the Securities and Exchange Commission’s Internet site (http://www.sec.gov).
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO - Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations, Senior Vice-President at (416) 867-6656, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.

Investor Presentation March 2011 Bill Downe President and Chief Executive Officer Viki Lazaris Senior Vice President, Investor Relations

Forward Looking Statements & Non-GAAP Measures
Caution Regarding Forward-Looking Statements
Bank of Montreal’s public communications often include written or oral forward-looking statements. Statements of this type are included in this document, and may be included in other filings with Canadian securities regulators or the U.S. Securities and Exchange Commission, or in other communications. All such statements are made pursuant to the safe harbour provisions of, and are intended to be forward-looking statements under, the United States Private Securities Litigation Reform Act of 1995 and any applicable Canadian securities legislation. Forward-looking statements may involve, but are not limited to, comments with respect to our objectives and priorities for 2011 and beyond, our strategies or future actions, our targets, expectations for our financial condition or share price, and the results of or outlook for our operations or for the Canadian and U.S. economies.
By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties. There is significant risk that predictions, forecasts, conclusions or projections will not prove to be accurate, that our assumptions may not be correct and that actual results may differ materially from such predictions, forecasts, conclusions or projections. We caution readers of this document not to place undue reliance on our forward-looking statements as a number of factors could cause actual future results, conditions, actions or events to differ materially from the targets, expectations, estimates or intentions expressed in the forward-looking statements.
The future outcomes that relate to forward-looking statements may be influenced by many factors, including but not limited to: general economic and market conditions in the countries in which we operate; interest rate and currency value fluctuations; changes in monetary policy; the degree of competition in the geographic and business areas in which we operate; changes in laws; judicial or regulatory proceedings; the accuracy and completeness of the information we obtain with respect to our customers and counterparties; our ability to execute our strategic plans and to complete and integrate acquisitions; critical accounting estimates; operational and infrastructure risks; general political conditions; global capital market activities; the possible effects on our business of war or terrorist activities; disease or illness that impacts on local, national or international economies; disruptions to public infrastructure, such as transportation, communications, power or water supply; and technological changes.
With respect to the M&I transaction, such factors include, but are not limited to: the possibility that the proposed transaction does not close when expected or at all because required regulatory, shareholder or other approvals and other conditions to closing are not received or satisfied on a timely basis or at all; the terms of the proposed transaction may need to be modified to satisfy such approvals or conditions; the anticipated benefits from the proposed transaction such as it being accretive to earnings, expanding our North American presence and synergies are not realized in the time frame anticipated or at all as a result of changes in general economic and market conditions, interest and exchange rates, monetary policy, laws and regulations (including changes to capital requirements) and their enforcement, and the degree of competition in the geographic and business areas in which M&I operates; the ability to promptly and effectively integrate the businesses of M&I and BMO; reputational risks and the reaction of M&I’s customers to the transaction; diversion of management time on merger-related issues; and increased exposure to exchange rate fluctuations. A significant amount of M&I’s business involves making loans or otherwise committing resources to specific companies, industries or geographic areas. Unforeseen events affecting such borrowers, industries or geographic areas could have a material adverse effect on the performance of our integrated U.S. operations.
We caution that the foregoing list is not exhaustive of all possible factors. Other factors could adversely affect our results. For more information, please see the discussion on pages 29, 30, 61 and 62 of BMO’s 2010 Annual Report, which outlines in detail certain key factors that may affect BMO’s future results. When relying on forward-looking statements to make decisions with respect to Bank of Montreal, investors and others should carefully consider these factors, as well as other uncertainties and potential events, and the inherent uncertainty of forward-looking statements. Bank of Montreal does not undertake to update any forward-looking statement, whether written or oral, that may be made, from time to time, by the organization or on its behalf, except as required by law. The forward-looking information contained in this document is presented for the purpose of assisting our shareholders in understanding our financial position as at and for the periods ended on the dates presented and our strategic priorities and objectives, and may not be appropriate for other purposes.
In calculating the pro-forma impact of Basel III on our regulatory capital and regulatory capital ratios, we have assumed our interpretation of the proposed rules announced by the Basel Committee on Banking Supervision (BCBS) as of this date and our models used to assess those requirements are consistent with the final requirements that will be promulgated by BCBS and the Office of the Superintendent of Financial Institutions Canada (OSFI). We have also assumed that the proposed changes affecting capital deductions, risk-weighted assets, the regulatory capital treatment for non-common share capital instruments (i.e. grandfathered capital instruments) and the minimum regulatory capital ratios are adopted as proposed by BCBS and OSFI. We also assumed that existing capital instruments that are non-Basel III compliant but are Basel II compliant can be fully included in such estimates. The full impact of the Basel III proposals has been quantified based on our financial and risk positions at January 31 or as close to January 31 as was practical. The impact of IFRS conversion on our capital ratios is based on the analysis completed as of October 31, 2010. In calculating the impact of M&I and LGM on our capital position, our estimates reflect expected RWA and capital deductions at closing based on anticipated balances outstanding and credit quality at closing and our estimate of their fair value. It also reflects our assessment of goodwill, intangibles and deferred tax asset balances that would arise at closing. The Basel rules could be subject to further change, which may impact the results of our analysis. In setting out the expectation that we will be able to refinance certain capital instruments in the future, as and when necessary to meet regulatory capital requirements, we have assumed that factors beyond our control, including the state of the economic and capital markets environment, will not impair our ability to do so.
Assumptions about the performance of the Canadian and U.S. economies as well as overall market conditions and their combined effect on the bank’s business are material factors we consider when determining our strategic priorities, objectives and expectations for our business. In determining our expectations for economic growth, both broadly and in the financial services sector, we primarily consider historical economic data provided by the Canadian and U.S. governments and their agencies.
Non-GAAP Measures
Bank of Montreal uses both GAAP and non-GAAP measures to assess performance. Readers are cautioned that earnings and other measures adjusted to a basis other than GAAP do not have standardized meanings under GAAP and are unlikely to be comparable to similar measures used by other companies. Reconciliations of GAAP to non-GAAP measures as well as the rationale for their use can be found in Bank of Montreal’s First Quarter 2011 Report to Shareholders and 2010 Annual Report, all of which are available on our website at www.bmo.com/investorrelations.
Examples of non-GAAP amounts or measures include: cash earnings per share, cash productivity and cash operating leverage; revenue and other measures presented on a taxable equivalent basis (teb); amounts presented net of applicable taxes, earnings which exclude the impact of provision for credit losses and taxes, and core earnings which exclude non recurring items such as acquisition integration costs.
Bank of Montreal provides supplemental information on combined business segments to facilitate comparisons to peers.
Investor Presentation | March 2011 1

Additional Information for Stockholders
Additional Information for Stockholders
In connection with the proposed merger transaction, BMO has filed with the Securities and Exchange Commission a Registration Statement on Form F-4 that includes a preliminary Proxy Statement of M&I, and a preliminary Prospectus of Bank of Montreal, as well as other relevant documents concerning the proposed transaction. Shareholders are urged to read the Registration Statement and the preliminary Proxy Statement/Prospectus regarding the merger, the definitive Proxy Statement/Prospectus when it becomes available and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they will contain important information. A free copy of the preliminary Proxy Statement/Prospectus, as well as other filings containing information about BMO and M&I, may be obtained at the SEC’s Internet site (http://www.sec.gov). You can also obtain these documents, free of charge, from BMO at www.BMO.com under the tab “About BMO — Investor Relations” and then under the heading “Frequently Accessed Documents”, from BMO Investor Relations at investor.relations@bmo.com or 416-867-6642, from M&I by accessing M&I’s website at www.MICorp.com under the tab “Investor Relations” and then under the heading “SEC Filings”, or from M&I at (414) 765-7814.
BMO and M&I and certain of their directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of M&I in connection with the proposed merger. Information about the directors and executive officers of BMO is set forth in the proxy statement for BMO’s 2011 annual meeting of shareholders, as filed with the SEC on Form 6-K on February 25, 2011. Information about the directors and executive officers of M&I is set forth in the proxy statement for M&I’s 2010 annual meeting of shareholders, as filed with the SEC on a Schedule 14A on March 12, 2010. Additional information regarding the interests of those participants and other persons who may be deemed participants in the transaction may be obtained by reading the above-referenced preliminary Proxy Statement/Prospectus and the definitive Proxy Statement/Prospectus when it becomes available. Free copies of this document may be obtained as described in the preceding paragraph.
Investor Presentation | March 2011 2

Bank of Montreal (BMO Financial Group)

- 4th largest bank[1] in Canada measured by total assets
- 9th largest bank[1] in North America measured by market capitalization
- 100% ownership of Chicago-based Harris Bank

Listings

NYSE, TSX (Ticker: BMO)

Share Price[1]

Oct 31/10 (Fiscal Year-end): NYSE – US$59.25; TSX – C$60.23

Feb 28/11: NYSE – US$63.83; TSX – C$61.96

Market Cap[1]

Oct 31/10: C$34 billion (US$33 billion)

Feb 28/11: C$35 billion (US$36 billion)

# of Employees

38,100

11 million personal, commercial, corporate and institutional customers



Q1 F2011 Results[2]

Revenue

C$3.3 billion (US$3.3 billion)

Net Income

C$776 million (US$770 million)

Cash EPS

C$1.32 (US$1.31)

PCL

C$248 million (US$246 million)

Average Assets

C$418 billion (US$415 billion)

Capital Ratios (Basel II)

Tier 1 – 13.02%

Common Equity Ratio – 10.15%

[1] Published by Bloomberg; Asset and market capitalization rankings as at February 28, 2011

[2] Balances reported in Canadian dollars. Cdn/U.S. exchange rate: Q1 2011 average $1.0074

BMO Financial Group Investor Presentation • March 2011 3

Reasons to Invest in BMO

Uniquely clear investor proposition

Clear growth strategy

- Consistent and focused North American growth strategy
- Strong Canadian and U.S. customer base
- Growing global presence to support our customers
- Commitment to our medium-term financial objectives

Strong capital position

- Basel II Tier 1 Ratio of 13.02% and Common Equity Ratio of 10.15% as at January 31, 2011
- Basel III Common Equity Ratio and Tier 1 Ratio as at January 31, 2011 are estimated to be 8.2%[1] and 10.7%[1] respectively
- Disciplined approach to capital management

Proactive risk management

- Independent risk oversight across the enterprise
- Disciplined credit risk management capabilities and processes
- Group and individual performance assessments that reflect risk-adjusted returns and align with shareholder interests

Commitment to stakeholders

- Clear brand promise that delivers real benefit for customers
- Engaged employees committed to exceeding customers' expectations
- Consistent dividend payment and longest-running dividend payout record of any company in Canada
- Sound corporate governance

Twelve Month Total Shareholder Return (%)



24.1
(5.8)
(27.9)
25.1
26.4
2006
2007
2008
2009
2010

1. BMO's Basel III Ratios as at January 31, 2011 are estimated based on announced Basel III 2019 rules, the impact of adoption of IFRS, and assumes no additional capital raise for M&I. For further details regarding assumptions and factors used in our calculations refer to pages 5, 14 and 15 of Bank of Montreal's First Quarter 2011 Report to Shareholders.

BMO Financial Group
Investor Presentation • March 2011
4

Capital Overview Demonstrated ability to build capital, grow the business and increase dividends when appropriate
Basel II Q1 10 Q4 10 Q1 11 Tier 1 Capital Ratio (%) 12.53 13.45 13.02 Common Equity Ratio (%) 9.21 10.26 10.15 Total Capital Ratio (%) 14.82 15.91 15.17 RWA ($B) 165.7 161.2 165.3 Total As At Assets ($B) 398.6 411.6 413.2
Basel II Tier 1 Capital Ratio and Common Equity Ratio on a pro forma basis at January 31, 2011, after including the impact of both the Marshall & Ilsley and Lloyd George Management acquisitions announced in Q1 11, are estimated to be 11.0% and 8.8% respectively
Annual Dividends Declared Per Share (C$) Compound Annual Growth Rate 10.1% 8.6% BMO 15-Year BMO 5-Year 2.80 2.80 2.80 2.71 2.26 2.53 2.53 2.51 2.30 1.85 1.95 1.20 1.72 0.94 1.00 1.12 1.45 0.82 0.88 0.74 1.06 1.15 0.96 0.84 BMO 0.71 0.74 0.59 0.63 Canadian peer group average 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10
As at January 31, 2011, based on fully implemented Basel III 2019 rules, our Common Equity Ratio and Tier 1 Ratio are estimated to be 8.2%[1] and 10.7%[1] respectively; and 6.4%[1] and 8.4%[1] respectively after including the impact of both the M&I and LGM acquisitions announced in Q1 11
BMO’s Basel III Ratios as at January 31, 2011 are estimated based on announced Basel III 2019 rules, the impact of adoption of IFRS, and assumes no additional capital raise for M&I. For further details regarding assumptions and factors used in our calculations refer to pages 5, 14 and 15 of Bank of Montreal’s First Quarter 2011 Report to Shareholders.
Investor Presentation | March 2011 5

Moderate Economic Recovery

Outlook	Economic Indicators (%)	Canada 2010	Canada 2011E	Canada 2012E	United States 2010	United States 2011E	United States 2012E
	GDP Growth	3.1	3.0	2.4	2.8	3.2	2.2
	Unemployment Rate	8.0	7.5	7.8	9.6	9.0	9.3

* Forecasts as of March 1, 2011

Canada



- Expect expansion to continue in 2011 at a moderately strong pace, with support from low interest rates, high resource prices and firmer U.S. demand tempered by the high Canadian dollar. The unemployment rate should ease slightly by year end
- Consumer spending is expected to moderate somewhat as households manage their debts, while business investment should remain strong, especially in the resource sector
- Home sales have turned up recently, and prices have returned to record highs. However, minimal growth in sales and fairly steady prices are anticipated in 2011, with restraint stemming from tighter mortgage rules and higher interest rates

United States



- The U.S. economy continues to improve. Consumer spending rose 4.1% in Q4, the fastest pace in almost five years, and exports and business investment remained strong. Housing activity is slowly improving but remains depressed because of the high number of foreclosures, and prices have softened.
- Continued growth will reduce the U.S. unemployment rate to 8.6% by year end. However, it could take several years before the jobless rate returns to a more normal level of around 6%.
- Despite higher energy and food costs, inflation is expected to remain low in 2011 in response to the sizeable amount of slack in the labour market and economy.

Sources: BMO Economics, Haver Analytics

BMO Financial Group
Investor Presentation • March 2011
6

Strong Financial Performance A highly stable foundation with visible momentum across all our businesses C$ billions unless otherwise indicated Pre-Provision, Pre-Tax Earnings (C$B) F2009 F2010 Revenue 11.1 12.2 Provision for Credit Losses 1.6 1.0 Expense 7.4 7.6 1.8 2.8 3.3 4.6 3.7 Net Income ROE (%) 9.9 14.9 Cash Productivity Ratio[1] (%) 66.3 61.9
F2008 F2009 F2010 Revenue growth of 10.4% Cash productivity improved 440 bps Significant improvement in credit with provision for credit losses declining 35% year-over-year Annual pre-tax pre-provision earnings up $937 million [1] Non-GAAP measure, see slide 1 and page 25 of BMO’s First Quarter 2011 Report to Shareholders; Productivity ratios: F2010 — 62.2%, F2009 — 66.7%
Investor Presentation | March 2011 7

Long-Term Financial Trends BMO has delivered positive financial results over the last ten years, with compounded annual Net Income growth of 4.8% Revenue ($B) 3.8% CAGR 11.6 12.2 10.0 10.3 10.6 9.0 9.3 9.8 11.1 8.6 8.4 8.6 10.2 9.3 00 01 02 03 04 05 06 07 08 09 10 As reported Items of Note Net Income ($B) & Return on Equity (%) 18.0 16.4 19.4 18.8 19.2 14.9 13.8 14.4 13.4 13.0 9.9 4.8% CAGR 2.7 2.8 2.4 2.8 2.4 2.3 2.3 1.8 1.4 1.4 1.8 2.1 2.0 1.8 00 01 02 03 04 05 06 07 08 09 10 As reported Items of Note ROE (as reported)
Investor Presentation | March 2011 8

Credit Performance Measure Historical Specific PCL average BMO Canadian Competitors Specific PCL as a % of Average Net Loans and F2010 0.61 0.58 Acceptances F2009 0.85 0.72 (excluding Reverse Repos) 1.8 1.69% Historical avg.* 0.44 0.61 High * Historical avg.: 1991 to 2010 1.6 Low 1.16% 1.4 1.24% 1.2 High Low 0.64% 1.0 0.8 0.6 0.61% 0.56% 0.58% 0.4 0.44% 0.2 0.0 91 92 93 94 95 96 97 98 99 00 01 02 03 04 05 06 07 08 09 10 11 BMO Cdn Competitors Weighted Average YTD Historical Average (BMO)* Historical Cdn Competitors’ Average BMO’s Canadian competitors include: BNS, CM, NA, RY, TD Competitor average excludes the impact of TD’s sectoral provisions Competitor Q1 results not available until March 8th, 2011 Investor Presentation | March 2011 9

Q1 2011 Financial Results Strong first quarter results with good growth in each operating group C$ billions unless otherwise indicated Q1 11 Q4 10 Q1 10 Revenue 3.3 3.2 3.0 PCL 0.25 0.25 0.33 Net income 18% above last year Expense 2.0 2.0 1.8 Strong revenue growth of 10.6% Net Income (C$ millions) 776 739 657 Pre-tax pre-provision earnings 1 1.32 1.26 1.13 $1.3 billion Cash EPS ($) ROE (%) 15.7 15.1 14.3 ROE continues to increase Cash Productivity Ratio[1] (%) 60.9 62.3 60.5 Common Equity Ratio[2] (%) 10.15 10.26 9.21 Tier 1 Capital Ratio[2] (%) 13.02 13.45 12.53 [1] Non-GAAP measures, see slide 1 and page 25 of BMO’s First Quarter 2011 Report to Shareholders; Productivity ratios: Q1 11 — 61.2%, Q4 10 — 62.6%, Q1 10 — 60.8%; EPS: Q1 11 — $1.30, Q4 10 — $1.24, Q1 10 — $1.12 [2] As reported Basel II Ratios Investor Presentation | March 2011 10

Operating Group Performance Over 70% of revenue and net income from retail businesses in Canada and the US (P&C and PCG) Q1 11 Revenue by Operating Group (C$MM) PCG P&C (Wealth (Personal & Management) Commercial) 19% 54% P&C US, 362 Canada - Commercial, PCG, 661 573 Total 3,514MM Trading Canada — Products, 595 Personal, 955 Inv & Corp Banking & Other, 368 BMO CM (Investment Banking) 27% * Corporate Services revenue $(168MM) Q1 11 Net Income by Operating Group (C$MM) P&C PCG (Personal & (Wealth Commercial) Management) 54% P&C US 17% 42 P&C Canada PCG 153 444 Total 896MM BMO CM 257 BMO CM (Investment Banking) 29% * Corporate Services net loss $120MM * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 Annual Report Investor Presentation | March 2011 11

Personal & Commercial Banking Canada Flagship business has been performing very strongly...and we’re not standing still Q1 2011 revenue and net income increased 8.3% and 10% respectively year-over-year Maintaining strong margin while volume growth continues Maintaining cash productivity[1] in the low 50 per cent range Expanding distribution by investing in branch network, customer contact centre and increasing our specialized sales force Opportunity to outperform in commercial and continue to support our customers with tools like BMO Smartsteps for Business and BMO Business Essentials Revenue and Net Income (C$MM) 5,831 5,289 1,412 1,528 1,641 1,429 403 444 Q1 10 Q1 11 F2009 F2010 Net Income Revenue 1 Non-GAAP measure, see slide 1 and page 25 of BMO’s First Quarter 2011 Report to Shareholders * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 Annual Report. Investor Presentation | March 2011 12

Personal & Commercial Banking U.S.

Continued focus on increasing our presence and visibility in all markets where we compete

- Q1 2011 revenue growth of US$29MM or 8.8% from AMCORE[1] transaction, improved loan spreads and deposit balance growth
- Personal business seeing good household growth and new checking account openings
- Commercial momentum reflected in strong pipelines for new deposit balances and loan originations that is expected to lift loan utilization
- Retail Net Promoter Score of 41 remains very strong compared to the scores of our major competitors

Revenue and Net Income (US$MM)


330
359
1,342
1,366
48
42
243
169
Q1 10
Q1 11
F2009
F2010
Net Income
Revenue


You can see it.
Harris can help make it happen.
HARRIS


You can see it.
Harris can help make it happen.
HARRIS

TNS Choice Award
Retail Banking

Metro Chicago

tnschoice

[1] On April 23, 2010, acquired certain assets and liabilities of AMCORE Bank N.A. from the Federal Deposit Insurance Corporation (FDIC)
* Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO's 2010 Annual Report.

BMO Financial Group
Investor Presentation • March 2011
13

Private Client Group Continue to differentiate by delivering a client experience anchored in financial and retirement planning Excellent results with net income of $153MM up 38%Y/Y and 19% Q/Q; Revenue increased 20% Y/Y and 12% Q/Q with growth across all businesses Assets under management and administration increased 10% over the prior year; 12% in source currency Cash productivity[1] of 69.2% improved 350 basis points from a year ago Revenue and Net Income (C$MM) 2,245 2,012 661 550 460 153 361 111 Q1 10 Q1 11 F2009 F2010 Net Income Revenue AUM AUA [1] Non-GAAP measure, see slide 1 and page 25 of BMO’s First Quarter 2011 Report to Shareholders; Q1 11 productivity ratio 69.5%, 340 bps better Y/Y * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 Annual Report. AUM / AUA (C$B) 250 275 238 264 101 108 104 99 149 167 139 160 Q1 10 Q1 11 F2009 F2010 Investor Presentation | March 2011 14

BMO Capital Markets Concentrated on delivering sustainable quality earnings and improving returns Q1 2011 revenue growth of 14.3% reflecting solid trading results and an increase in our investment banking activity Net income up 21% Y/Y and 20% Q/Q with ROE of 21.9% Ranked 1st in Equity[1] and 1st in M&A2 in 2010 for announced and completed transactions involving a Canadian company BMO CM U.S. on a positive trajectory with increased investment banking fee revenue supported by improved M&A activity and a strong pipeline Revenue and Net Income (C$MM) 3,085 3,278 963 843 870 816 212 257 Q1 10 Q1 11 F2009 F2010 Net Income Revenue [1] Source: Thomson Reuters; [2] Source: Bloomberg * Operating segment results reported on an Expected Loss (EL) basis; see Note 26 on page 157 of BMO’s 2010 Annual Report. Investor Presentation | March 2011 15

BMO — Moving With Our Customers Strategic Priorities Maximize earnings growth across all North 1 American personal and commercial banking businesses, focusing on industry-leading customer experience and sales force productivity. Accelerate the growth of our wealth 2 management business through client-focused financial planning and by investing for future growth. Deliver strong, stable returns in our capital markets business by providing highly targeted solutions to our core clients from a single integrated platform. to grow with our clients, expand our capabilities and reach new customers. Sustain a culture that focuses on customers, high performance and our people. Relentless Customer Focus Remain focused on our strategy and our customers Concentrate on where customers are going and foster progressive innovation Brand Underpins Customer Strategy Maximize the strength of our brand to drive growth Sustain a Culture of Excellence Sustain a culture that supports our strategic agenda and is deeply rooted across the organization Investor Presentation | March 2011 16

Strengthened North American Platform Greater Edmonton 37 Greater Vancouver 74 Greater Calgary 42 Halifax / Saint John 22 Greater Winnipeg 27 Greater Montreal 94 Greater Toronto 202 Greater Phoenix 48 Greater Chicago 225 Greater Minneapolis 30 Florida 39 Greater Milwaukee 83 Greater Indianapolis 42 BMO Branches — 908 locations Harris Bank Branches — 310 locations Harris Private Banking (Wealth Management) BMO Capital Markets M&I (Marshall & Ilsley) Branches — 374 locations Source: SNL Financial and Company Disclosure Investor Presentation | March 2011 17

M&I: Broadening Our Footprint M&I Branches Source: SNL Financial and Company Disclosure Harris already a market leading bank in Illinois Post-Transaction Strengthens foundation with top 5 or better retail deposit market share in attractive, contiguous Midwest markets — Indiana, Wisconsin, Minnesota and Missouri and added beach-head in Kansas Enhanced U.S. distribution capability while building critical mass in U.S. wealth management and private client business Top M&I Markets by Deposits Number of Deposits Metropolitan Service Area Rank Branches (US$ billions) Population Milwaukee-Waukesha-West Allis, WI 1 62 $15.0 1,560,515 Saint Louis, MO-IL 5 18 4.3 2,851,619 Minneapolis-St. Paul-Bloomington, MN-WI 4 37 2.8 3,328,053 Madison, WI 1 18 2.3 576,264 Phoenix-Mesa-Glendale, AZ 5 45 2.1 4,441,244 Indianapolis, IN 5 31 1.8 1,755,797 Investor Presentation | March 2011 18

Looking Ahead... We have the business platform, balance sheet and expertise to generate sustainable growth Changes to the economy, regulatory environment and North American banking industry are rapid and ongoing BMO has emerged as a bank with visible momentum across all of our businesses and a strong capital position BMO is well positioned for the future: Brand Promise stands out and gains relevance in the new environment P&C Canada, PCG and BMO Capital Markets are producing strong financial results and demonstrating good market momentum P&C U.S. continues to focus on the customer experience and increasing our presence and visibility in the market Good business opportunities available in the U.S. and each of our businesses is well positioned Investor Presentation | March 2011 19

Investor Relations Contact Information www.bmo.com/investorrelations E-mail: investor.relations@bmo.com Fax: 416.867.3367 VIKI LAZARIS TERRY GLOFCHESKIE ANDREW CHIN Senior Vice President Director Senior Manager 416.867.6656 416.867.5452 416.867.7019 viki.lazaris@bmo.com terry.glofcheskie@bmo.com andrew.chin@bmo.com